Exhibit 99

IXOS Restates Consolidated Financial Statements for FY 2001/02 and FY
2002/03

    MUNICH & GRASBRUNN, Germany--(BUSINESS WIRE)--May 6, 2003--

   IXOS restates consolidated financial statements for FY 2001/2002 and revises quarterly reports for FY 2002/2003

    IXOS SOFTWARE AGs financial controlling department discovered irregularities in the Groups Belgian sales region.
    These were due to the misconduct of a single member of the sales team, who had forged a total of six customer orders. As a result, excess consolidated revenue for software licenses of EUR 0.8 million (or 0.7% of annual sales revenue) was disclosed in the second half of fiscal year 2001/2002 (January 1 - June 30, 2002). The excess income from operations (EBIT) disclosed amounted to EUR 0.7 million (or 9% of income from operations). In the first half of the current fiscal year 2002/2003 (July 1 - December 31, 2002), the excess software licenses revenue and income from operations reported amounted to EUR 0.3 million.
    IXOS has dismissed the employee concerned and has taken all other appropriate actions. This misconduct was an isolated incident, and IXOS believes that it has adequate control procedures in place in line with industry practice.
    Since IXOS is committed to observing strict standards of transparency and corporate governance, the Company has decided to restate its consolidated financial statements for fiscal year 2001/2002 and to revise the relevant quarterly reports for fiscal year 2002/2003. To this end, it will file restated financial statements for fiscal year 2001/2002 with the SEC (Securities and Exchange Commission) on Form 20-F/A and will publish the amended consolidated financial statements in accordance with the German accounting and capital market law requirements.

    IXOS Software AG
    The Executive Board

    CONTACT: IXOS IR-Hotline
             0049/89/4629-2400